Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cass Information Systems, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-44499, 033-91456, 033-91568, 333-44497 and 333-143411) on Form S-8 of Cass Information Systems, Inc. (the Company) of our reports dated March 11, 2010, with respect to the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, and shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Cass Information Systems, Inc.

St. Louis, Missouri
March 11, 2010